Exhibit 99.1

SXC HEALTH SOLUTIONS ANNOUNCES 2007 SECOND QUARTER FINANCIAL RESULTS
- Company revises annual guidance -

Lisle, Illinois, August 2, 2007, SXC Health Solutions Corp. (“SXC” or the “Company”) (NASDAQ: SXCI, TSX: SXC), announces its financial results for the three- and six-month periods ended June 30, 2007 (“Q2 2007”).  Financial references are in U.S. dollars unless otherwise indicated.

Second Quarter (Q2) Fiscal 2007 Highlights:
•	Total revenue increased organically 25% to $23.1 million from $18.5 million in Q2 2006
•	Revenue from recurring sources represented 75% of revenue, or $17.2 million
•	Transaction processing revenue, which is the primary driver of recurring revenue, increased 46% to $13.1 million from $9.0 million in Q2 2006
•
Adjusted earnings before interest, taxes, depreciation, amortization, stock-based compensation and certain one-time charges (adjusted EBITDA1) increased to $4.9 million, or 21% of revenue, from $4.6 million, or 25% of revenue, in Q2 2006

•	Net income before income taxes was $4.1 million, up from $3.3 million in Q2 2006
•	Net income was $3.0 million, or $0.14 per share (fully-diluted), compared to net income of $2.1 million, or $0.12 per share (fully-diluted) in Q2 2006
•	Book of Business[1] increased to $230 million at June 30, 2007, up from $224 million at March 31, 2007, and up from $160 million at June 30, 2006
•	Selected by AMERIGROUP Corporation to provide PBM services for 226,000 people served by AMERIGROUP Community Care of Georgia. Service delivery began July 2007
•
Selected by Department of Veterans Affairs to provide PBM services for 250,000 government health beneficiaries.  This multi-year agreement which could extend to 60 months and generate $6.9 million in revenues over that term, is expected to launch in early 2008

•	Notified of potential contract award that could result in aggregate revenues of approximately $27 million over a four year period

“While we continue to post solid year-over-year growth in our core revenue segments, results in the second quarter fell short of our expectations due to lower transaction processing volumes and software license sales, combined with a higher than anticipated expense level,” said Mr. Gordon S. Glenn, Chairman and CEO of SXC. “Transaction processing volumes declined sequentially from 97.3 million transactions in Q1 2007 to 94.7 million in Q2 2007, but based on several new customers who “went live” on July 1, we expect to resume sequential growth in Q3 2007.  Regarding the software license sales that did not close in the quarter, we do not view these as lost opportunities, but rather a situation where the decision to purchase has been deferred to a later date, in some cases into 2008.  Increased expenses included one-time costs associated with recruitment and severance, as well as higher legal costs and consulting expenses associated with our 2007 SOX compliance project.”

“Our Q2 2007 results, combined with an expected delay in the “go-live” dates of several key transaction processing contracts in the second half of the year has led us to revise our guidance estimates for 2007.  Despite these revisions, we believe that our fundamentals are strong, our strategy is the right one, and our opportunities for significant growth in both our core and emerging markets remain firmly intact. Over the past several years we have built a strong track record for top-line growth and margin expansion that has repeatedly met expectations, and we fully intend to regain this momentum,” added Mr. Glenn.

Financial Review
Total revenue for Q2 2007 was $23.1 million, an increase of $4.6 million, or 25%, from $18.5 million in Q2 2006.  Year-to-date (“YTD”) revenue was $47.4 million, a 25% increase over the same period in 2006.  Revenue growth for the Q2 and the YTD periods was driven primarily by an increase in transaction processing volume which was offset in part by a reduction in Medicare Part D Program-related consulting and implementation activity during the same periods of the prior year.

Recurring revenue was $17.2 million in Q2 2007, up 37% compared to $12.6 million for the same period last year.  Recurring revenue consisted of transaction processing revenue of $13.1 million, up 46% from $9.0 million for Q2 2006, and maintenance revenue of $4.1 million, up 14% from $3.6 million in Q2 2006.  Overall, recurring revenue accounted for 75% of total revenue in Q2 2007, compared to 68% in Q2 2006.

YTD recurring revenue was $35.1 million, up 41% compared to $24.9 million for the same period last year.  For the YTD period, recurring revenue consisted of transaction processing revenue of $26.9 million, up 52% from $17.7 million last year, and maintenance revenue of $8.2 million, up 14% from last year.  Overall, recurring revenue accounted for 74% of total YTD revenue in 2007, compared to 66% in the same period in 2006.

Non-recurring revenue was $5.9 million for both Q2 2007 and Q2 2006.  Non-recurring revenue consisted of system sales revenue of $2.6 million, up 18% from $2.2 million last year, and professional service revenue of $3.3 million, down 11% from $3.7 million in Q2 2006.

YTD non-recurring revenue was $12.3 million, compared to $12.9 million in the same period last year.  For the YTD period, non-recurring revenue consisted of system sales revenue of $5.7 million, up 19% from $4.8 million last year, and professional service revenue of $6.6 million, down 19% from $8.1 million last year.

Gross profit margin in Q2 2007 was 60% compared to 59% for the same period last year.  YTD gross profit margin was 61%, compared to 60% in the same period of the prior year.  Q2 2007 and YTD gross profit margins rose slightly due to the increase in higher margin transaction processing revenue.

Q2 2007 product development expenses were $2.6 million, or 11% of revenue, compared to $2.1 million, or 11% of revenue, in Q2 2006.  YTD product development expenses were $5.5 million, or 12% of revenue, compared to $4.2 million, or 11% of revenue, in the same period last year. Year-over-year, product development expenses rose primarily due to the redeployment of resources from certain integration and consulting projects to product development in Q1 2007, and the Company’s continued investment in the expansion of its suite of PBM services.

Q2 2007 selling, general and administrative (SG&A) expenses were $6.4 million, or 28% of revenue, compared with $4.3 million, or 23% of revenue, in Q2 2006.  Increased costs in the quarter related to one-time charges for recruiting and severance, as well as higher legal consulting costs related to the preparation for Sarbanes-Oxley compliance.  Going forward, the Company is committed to continuing to manage its costs aggressively. YTD SG&A expenses were $12.3 million, or 26% of revenue, compared to $8.2 million, or 22% of revenue, in the same period last year.  Year-over-year, SG&A expenses rose primarily due to the ongoing investment in personnel and infrastructure costs to support the Company’s current and future growth, and a significant increase in public reporting costs resulting from the listing of SXC’s shares in the U.S.

Adjusted EBITDA1 for Q2 2007 was $4.9 million, or 21% of revenue, compared to $4.6 million, or 25% of revenue, for the same period of 2006.  YTD, Adjusted EBITDA was $11.2 million, or 24% of revenue, compared to $10.4 million, or 27% of revenue, in the same period last year.  Year-over-year, higher adjusted EBITDA primarily reflects the increase in revenue and in particular, transaction processing revenue, partially offset by expense increases in product development and SG&A.

Income before income taxes was $4.1 million in Q2 2007, compared to $3.3 million in Q2 2006.  YTD income before income taxes was $9.6 million, compared to $7.0 million in the same period last year.  In fiscal 2006, SXC incurred a blended tax rate of approximately 17%, while in fiscal 2007, the Company expects to be taxable at a rate between 30-33%.

SXC reported net income of $3.0 million, or $0.14 per share (fully-diluted), in Q2 2007 compared to net income of $2.1 million, or $0.12 per share (fully-diluted), for the same period last year.  YTD SXC reported net income of $6.7 million, or $0.31 per share, compared to net income of $7.7 million, or $0.43 per share, in the same period last year.

Although YTD gross profit and net interest income increased by $6.2 million and $1.9 million, respectively, net income decreased $1.0 million primarily due to increases in income taxes ($3.6 million), SG&A costs ($4.1 million), product development costs ($1.3 million), and depreciation and amortization ($0.7 million).  Net income for the first six months of 2006 included a one-time lease termination charge of $0.8 million, and a tax recovery of $0.7 million.

Liquidity and Resources
SXC has a strong balance sheet from which to pursue its growth initiatives.  At June 30, 2007, the Company had cash and cash-equivalents of $74.7 million, compared with $70.9 million of cash and cash-equivalents at December 31, 2006.

2007 Financial Guidance
SXC is revising its guidance for fiscal 2007:
•	Consolidated revenue of $95 to 97 million
•	Adjusted EBITDA of $22.5 to 24 million
•	Pre-tax income of $19 to 20.5 million
•	For 2007, the Company expects to be taxable at a rate of approximately 28%, resulting in forecasted earnings per share (fully-diluted) of $0.63 to $0.68

Notice of Conference Call
SXC will host a conference call on August 2, 2007 at 8:30AM (ET) to discuss its second quarter 2007 financial results.  Mr. Gordon S. Glenn, Chairman and CEO, will host the call. To participate on the call, please dial 416-644-3426 or 1-800-814-4861.  A replay of the call can be heard by dialling 416-640-1917 or 1-877-289-8525 and entering the reference code 21241240.  The taped call will be available until August 9, 2007.

A live audio webcast of the call will be available at www.sxc.com and www.newswire.ca.  Webcast attendees are welcome to listen to the conference in real-time or on-demand at your convenience.

1Non-GAAP Financial Measures
SXC reports its financial results in accordance with Canadian generally accepted accounting principles (“GAAP”).  SXC’s management also evaluates and makes operating decisions using various other measures.  Two such measures are book of business and adjusted EBITDA, which are non-GAAP financial measures.  SXC’s management believes that these measures provide useful supplemental information regarding the performance of SXC’s business operations.

Book of business is management’s estimate of the total revenue expected to be recognized over future periods generally not exceeding three years based on the existing portfolio of in-place contracts at a point in time.  It is composed of two components: (1) revenue expected to be recognized over such period from in-place renewable contracts related to transaction processing, and maintenance contracts described as recurring revenues in the above discussion; and (2) revenue expected to be recognized from in-place professional services and systems sales contracts, described as non-recurring revenues in the above discussion.  SXC’s book of business at any time does not indicate demand for the Company’s products and services and may not reflect actual revenue for any period in the future.

Adjusted EBITDA is a non-GAAP measure that management believes is a useful supplemental measure of operating performance prior to net interest income (expense), income taxes, depreciation, amortization, stock-based compensation, debt service, and certain other one-time charges.  Management believes it is useful to exclude depreciation, amortization and net interest income (expense) as these are essentially fixed amounts that cannot be influenced by management in the short term.  In addition, management believes it is useful to exclude stock-based compensation as this is not a cash expense.  Lastly, debt service and certain other one-time charges (including lease termination charges and losses on disposals of capital assets) are excluded as these are not recurring items.

Management believes that adjusted EBITDA provides useful supplemental information to management and investors regarding the performance of the Company’s business operations and facilitates comparisons to its historical operating results. Management also uses this information internally for forecasting and budgeting as it believes that the measure is indicative of the Company’s core operating results. Note however, that adjusted EBITDA is a performance measure only, and it does not provide any measure of the Company’s cash flow or liquidity. Non-GAAP financial measures should not be considered as a substitute for measures of financial performance in accordance with GAAP, and investors and potential investors are encouraged to review the reconciliation of adjusted EBITDA.

Adjusted EBITDA does not have a standardized meaning prescribed by GAAP.  The Company's method of calculating adjusted EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies.  Reconciliation of adjusted EBITDA to net income is shown below:

	For the three months ended		For the six months ended
	June 30,		June 30,
	2007	2006	2007	2006
	(unaudited)

Adjusted EBITDA	$4,899,552	$4,611,240	$11,184,131	$10,394,352
Amortization	(1,356,637)	(1,049,922)	(2,692,350)	(1,946,547)
Stock-based compensation	(747,191)	(434,876)	(1,151,103)	(913,733)
Net loss on disposal of assets	-	-	(133,489)	-
Lease termination	-	-	-	(757,815)
Other income (expense)	196,474	(5,024)	197,820	(30,430)
Interest income (expense), net	1,131,056	171,116	2,157,671	264,441
Income tax recovery (expense)	(1,168,022)	(1,177,989)	(2,875,313)	680,809
Net Income	$2,955,232	$2,114,545	$6,687,367	$7,691,077

About SXC Health Solutions Corp.
SXC Health Solutions Corp. (formerly Systems Xcellence, Inc.) is a leading provider of pharmacy benefits management (PBM) services and healthcare IT solutions to the healthcare benefits management industry. The Company's product offerings and solutions combine a wide range of software applications, application service provider (ASP) processing services and professional services, designed for many of the largest organizations in the pharmaceutical supply chain, such as Federal, provincial, and, state and local governments, pharmacy benefit managers, managed care organizations, retail pharmacy chains and other healthcare intermediaries. SXC is based in Lisle, Illinois with locations in; Scottsdale, Arizona; Warminster, Pennsylvania; Alpharetta, Georgia; Milton, Ontario and Victoria, British Columbia. For more information please visit www.sxc.com.

Forward-Looking Statements
Certain statements included herein, including those that express management's expectations or estimates of our future performance, constitute "forward-looking statements" within the meaning of applicable securities laws.   Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies.   We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause our actual financial results, performance, or achievements to be materially different from our estimated future results, performance or achievements expressed or implied by those forward-looking statements.   Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, our ability to achieve increased market acceptance for our product offerings and penetrate new markets; consolidation in the healthcare industry; the existence of undetected errors or similar problems in our software products; our ability to identify and complete acquisitions, manage our growth and integrate acquisitions; our ability to compete successfully; potential liability for the use of incorrect or incomplete data; the length of the sales cycle for our healthcare software solutions; interruption of our operations due to outside sources; our dependence on key customers; maintaining our intellectual property rights and litigation involving intellectual property rights; our ability to obtain, use or successfully integrate third-party licensed technology; compliance with existing laws, regulations and industry initiatives and future change in laws or regulations in the healthcare industry; breach of our security by third parties; our dependence on the expertise of our key personnel; our access to sufficient capital to fund our future requirements; and potential write-offs of goodwill or other intangible assets.This list is not exhaustive of the factors that may affect any of our forward-looking statements.  Other factors that should be considered are discussed from time to time in SXC’s filings with the Canadian Securities Administrators, including the risks and uncertainties discussed under Item 8, Risk Factors in our Annual Information Form dated March 23, 2007, which is available at www.sedar.com.  Investors are cautioned not to put undue reliance on forward-looking statements.  All subsequent written and oral forward-looking statements attributable to SXC or persons acting on our behalf are expressly qualified in their entirety by this notice.  We disclaim any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.   Risks and uncertainties about our business are more fully discussed in our Annual Information Form.

Certain of the assumptions made in preparing forward-looking information and management’s expectations include: maintenance of our existing customers and contracts, our ability to market our products successfully to anticipated customers, the impact of increasing competition, the growth of prescription drug utilization rates at predicted levels, the retention of our key personnel, our customers continuing to process transactions at historical levels, that our systems will not be interrupted for any significant period of time, that our products will perform free of major errors, our ability to obtain financing on acceptable terms and that there will be no significant changes in the regulation of our business.

For more information, please contact:
Jeff Park	Dave Mason	Susan Noonan	Judith Sylk-Siegel
Chief Financial Officer	Investor Relations	Investor Relations - U.S.	Media Contact
Systems Xcellence Inc.	The Equicom Group Inc.	The SAN Group, LLC	Rx Communications Group
Tel: (630) 577-3206	416-815-0700 ext. 237	(212) 966-3650	(917) 322-2164
investors@sxc.com	dmason@equicomgroup.com	susan@sanoonan.com	jsylksiegel@rxir.com

 SXC HEALTH SOLUTIONS CORP.
Consolidated Balance Sheets

	(unaudited)
	June 30,	December 31,
	2007	2006
	(All amounts are in US dollars)
ASSETS

Current assets
Cash and cash equivalents	$74,695,362	$70,943,380
Accounts receivable, net of allowance for doubtful accounts of $99,276 (December 31, 2006 - $214,276)	14,487,845	14,311,573
Unbilled revenue	1,963,096	1,975,765
Prepaid expenses	1,782,734	2,026,248
Inventory	266,286	260,234
Income tax receivable	737,853	-
Future tax asset	3,083,947	2,359,903
Total current assets	97,017,123	91,877,103

Capital assets	14,251,880	10,113,858
Goodwill and other intangible assets	26,449,147	27,241,147
Future tax asset	1,825,034	1,992,039

Total Assets	$139,543,184	$131,224,147

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable	$911,872	$654,976
Salaries and wages payable	3,588,781	4,183,314
Income taxes payable	-	594,274
Accrued liabilities	3,102,440	3,456,710
Pharmacy benefit management rebates payable	578,951	1,172,801
Pharmacy benefit claim payments payable	2,927	2,963,719
Deferred revenue	2,580,499	3,241,924
Total current liabilities	10,765,470	16,267,718

Future income tax liability	827,600	-
Deferred revenue	133,976	-
Deferred lease inducements	3,401,700	3,168,757
Deferred rent	840,561	297,608
Total liabilities	15,969,307	19,734,083

Shareholders' equity
Capital stock	102,860,802	99,839,769
Contributed surplus	6,793,874	4,418,461
Retained earnings	13,919,201	7,231,834
Total shareholders' equity	123,573,877	111,490,064

Total Liabilities and Shareholders' Equity	$139,543,184	$131,224,147

 SXC HEALTH SOLUTIONS CORP.
Consolidated Statements of Operations
(unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2007	2006	2007	2006

Revenue:
Transaction processing	$13,093,435	$8,994,223	$26,925,795	$17,748,394
Maintenance	4,113,289	3,641,594	8,188,614	7,189,630
Professional services	3,302,159	3,662,130	6,606,840	8,143,173
System sales	2,578,639	2,229,823	5,688,219	4,783,726
Total revenue	23,087,522	18,527,770	47,409,468	37,864,923

Cost of revenue	9,228,250	7,504,351	18,490,638	15,109,830
Gross profit	13,859,272	11,023,419	28,918,830	22,755,093

Expenses:
Product development costs	2,579,416	2,064,027	5,465,539	4,169,389
Selling, general and administration	6,380,304	4,348,152	12,269,158	8,191,352
Depreciation and amortization	1,356,637	1,049,922	2,692,350	1,946,547
Lease termination	-	-	-	757,815
Stock-based compensation	747,191	434,876	1,151,103	913,733
	11,063,548	7,896,977	21,578,151	15,978,836

Operating income	2,795,724	3,126,442	7,340,679	6,776,257

Interest income	(1,158,813)	(564,819)	(2,216,352)	(1,048,621)
Interest expense	27,757	393,703	58,681	784,180
Net interest income	(1,131,056)	(171,116)	(2,157,671)	(264,441)

Net loss on disposal of capital assets	-	-	133,489	-
Other (income) expense	(196,474)	5,024	(197,820)	30,430

Income before income taxes	4,123,254	3,292,534	9,562,681	7,010,268

Income tax expense (recovery):
Current	1,278,837	1,119,329	3,124,965	1,797,336
Future	(110,815)	58,660	(249,652)	(2,478,145)
	1,168,022	1,177,989	2,875,313	(680,809)

Net income and other comprehensive income	$2,955,232	$2,114,545	$6,687,367	$7,691,077

Earnings per share:
Basic	$0.14	$0.12	$0.32	$0.45
Diluted	$0.14	$0.12	$0.31	$0.43

Weighted average number of shares used
in computing earnings per share:
Basic	20,687,468	17,059,144	20,620,263	17,005,410
Diluted	21,751,463	18,138,372	21,646,475	18,009,017

 SXC HEALTH SOLUTIONS CORP.
Consolidated Statements of Cash Flows
(unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2007	2006	2007	2006

Cash flow from operations:
Net income	$2,955,232	$2,114,545	$6,687,367	$7,691,077
Items not involving cash, net of effects from acquisition:
Depreciation of capital assets	960,637	655,358	1,900,350	1,154,547
Amortization of intangible assets	396,000	394,564	792,000	792,000
Deferred lease inducements and rent	196,574	-	385,111	-
Deferred charges- long-term debt	-	47,011	-	94,023
Net loss on disposal of capital assets	-	-	133,489	-
Stock-based compensation	747,191	434,876	1,151,103	913,733
Future income tax liability	827,600	-	827,600	-
Future tax asset	(938,415)	58,660	(557,039)	(2,478,145)
Cash received for lease inducement	-	-	-	757,815
Changes in operating assets and liabilities:
Accounts receivable	1,234,515	505,872	(176,272)	(4,394,760)
Unbilled revenue	610,036	(260,756)	12,669	(501,888)
Prepaid expenses	(278,948)	(494,017)	243,514	(420,091)
Inventory	16,956	70,318	(6,052)	84,439
Income tax receivable	(737,853)	-	(737,853)	-
Accounts payable and accrued liabilities	(1,964,839)	(2,338,621)	(1,286,181)	(503,497)
Deferred revenue	(896,999)	23,323	(527,449)	553,540
Pharmacy benefit claim payments payable	(5,716,565)	2,311,958	(2,960,792)	2,311,958
Pharmacy benefit management rebates payable	(1,942,722)	199,330	(593,850)	199,330
Net cash (used in) provided by operations	(4,531,600)	3,722,421	5,287,715	6,254,081

Cash flow from investing activities:
Purchase of capital assets	(1,290,479)	(1,939,109)	(6,181,161)	(3,324,057)
Lease inducements received	143,392	-	390,785	-
Proceeds from disposal of capital assets	-	-	9,300	-
Net cash used in investing activities	(1,147,087)	(1,939,109)	(5,781,076)	(3,324,057)

Cash flow from financing activities:
Proceeds from exercise of options	1,191,409	69,581	2,029,598	151,578
Tax benefit on option exercises	2,215,745	-	2,215,745	-
Net proceeds from public offering	-	36,064,000	-	36,064,000
Costs paid related to financing activities	-	(1,068,694)	-	(1,068,694)
Repayment of debt	-	(326,905)	-	(653,810)
Net cash provided by financing activities	3,407,154	34,737,982	4,245,343	34,493,074

(Decrease) increase in cash and cash equivalents	(2,271,533)	36,521,294	3,751,982	37,423,098

Cash and cash equivalents, beginning of period	76,966,895	36,853,736	70,943,380	35,951,932

Cash and cash equivalents, end of period	$74,695,362	$73,375,030	$74,695,362	$73,375,030